UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2021

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

October 27, 2021

Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS STRONG THIRD QUARTER 2021 RESULTS AND MEANINGFUL CASH FLOW GENERATION WITH A ROBUST OUTLOOK FOR THE FOURTH QUARTER
•Methanol prices reached multi-year highs leading to net income attributable to Methanex shareholders of $71 million and Adjusted EBITDA of $264 million
•Restarted construction on our advantaged Geismar 3 project which has been substantially de-risked and is well-positioned to be completed on-time and on budget with commercial operations targeted by late 2023/early 2024

•Recently announced a reset of our quarterly dividend to $0.125 per share and approval of a 5% share repurchase program
•Robust outlook for the fourth quarter as global energy shortages and rising feedstock costs are leading to a sharp increase in methanol prices and a significant steepening of the industry cost curve
•In early October, restarted production at our Chile IV plant (annual operating capacity of 830,000 tonnes), which was idle for 18 months
VANCOUVER, BRITISH COLUMBIA - For the third quarter of 2021, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $71 million ($0.93 net income per common share on a diluted basis) compared to net income of $107 million ($1.31 net income per common share on a diluted basis) in the second quarter of 2021. The decrease in net income is due to the change in the mark-to-market impact of share-based compensation. Adjusted EBITDA for the third quarter of 2021 was $264 million and Adjusted net income was $99 million ($1.29 Adjusted net income per common share). This compares with Adjusted EBITDA of $262 million and Adjusted net income of $95 million ($1.24 Adjusted net income per common share) for the second quarter of 2021.
Our Adjusted EBITDA results of $264 million, reflecting a higher average realized price offset by lower sales of Methanex-produced methanol, continue to highlight the significant leverage that our earnings have to methanol prices. Methanol market conditions remained tight with continuing industry supply challenges through the third quarter of 2021. We increased our average realized price to $390 per tonne in the third quarter, a $14 per tonne increase compared to $376 per tonne in the second quarter.

We ended the third quarter with $932 million in cash. We recently finalized definitive agreements for our recently announced strategic shipping partnership between Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL will acquire a 40% minority interest in Waterfront Shipping for $145 million. The closing is subject to all customary conditions being met, including regulatory approval.

We recently restarted construction on our Geismar 3 project, a 1.8 million tonne methanol plant adjacent to our existing Geismar 1 and Geismar 2 plants. Our Geismar 3 project has distinct project advantages and robust project economics that will strengthen our asset portfolio and significantly increase our future cash generation capability.

John Floren, President & CEO of Methanex, said, “Our outlook for the methanol industry is positive, and we believe that new industry supply will be needed to meet growing methanol demand over the coming years. Our strategy of industry leadership, low cost and operational excellence enables us to generate robust free cash flow across the methanol price cycle. Our capital allocation priorities remain the same. We are well positioned to maintain our business, pursue value accretive growth
METHANEX CORPORATION 2021 THIRD QUARTER NEWS RELEASE                                 PAGE 1

opportunities and continue our long track record of returning excess cash to shareholders through a sustainable dividend and share buybacks.”
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the third quarter of 2021. It is not a complete source of information for readers and is not in any way a substitute for reading the third quarter 2021 Management’s Discussion and Analysis ("MD&A") dated October 27, 2021 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2021, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2021 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,480	1,505	1,372	4,581	5,007
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,435	1,582	1,531	4,535	5,224
Purchased methanol	1,023	903	836	2,940	1,802
Commission sales	299	345	311	905	846
Total sales volume [1]	2,757	2,830	2,678	8,380	7,872

Methanex average non-discounted posted price ($ per tonne) [2]	476	466	255	462	283
Average realized price ($ per tonne) [3]	390	376	217	376	233

Revenue	1,078	1,068	581	3,162	1,839
Adjusted revenue	963	937	515	2,822	1,644
Net income (loss) (attributable to Methanex shareholders)	71	107	(88)	282	(130)
Adjusted net income (loss)	99	95	(79)	275	(135)
Adjusted EBITDA	264	262	40	768	210
Cash flows from operating activities	301	243	35	711	363

Basic net income (loss) per common share	0.93	1.40	(1.15)	3.70	(1.70)
Diluted net income (loss) per common share	0.93	1.31	(1.15)	3.62	(1.72)
Adjusted net income (loss) per common share	1.29	1.24	(1.03)	3.60	(1.77)

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	76
Diluted weighted average number of common shares	76	76	76	76	76
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 THIRD QUARTER NEWS RELEASE                                 PAGE 2

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net income (loss) (attributable to Methanex shareholders)	$71	$107	$(88)	$282	$(130)
Mark-to-market impact of share-based compensation, net of tax	28	(12)	9	(7)	(5)
Adjusted net income (loss)	$99	$95	$(79)	$275	$(135)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share	$1.29	$1.24	$(1.03)	$3.60	$(1.77)

▪We recorded net income attributable to Methanex shareholders of $71 million during the third quarter of 2021 compared to net income of $107 million in the second quarter of 2021. The decrease in net income is due to the change in the mark-to-market impact of share-based compensation. We recorded Adjusted EBITDA of $264 million for the third quarter of 2021 compared with $262 million for the second quarter of 2021.
▪We recorded Adjusted net income of $99 million for the third quarter of 2021 compared to Adjusted net income of $95 million for the second quarter of 2021. Adjusted EBITDA and Adjusted net income for the third quarter of 2021 are marginally higher than the second quarter of 2021 primarily due to the increase in our average realized methanol price to $390 per tonne from $376 per tonne, offset by lower sales of Methanex-produced methanol.
▪We sold 2,757,000 tonnes in the third quarter of 2021 compared to 2,830,000 tonnes for the second quarter of 2021. Sales of Methanex-produced methanol were 1,435,000 tonnes in the third quarter of 2021 compared with 1,582,000 tonnes in the second quarter of 2021.
▪Production for the third quarter of 2021 was 1,480,000 tonnes compared with 1,505,000 tonnes for the second quarter of 2021. Production is lower for the third quarter of 2021 primarily due to the temporary idling of one plant in New Zealand which was partially offset by higher operating rates in Egypt.
▪We recently restarted construction on our Geismar 3 project, a 1.8 million tonne methanol plant adjacent to our existing Geismar 1 and Geismar 2 plants. The project has been significantly de-risked and is well-positioned to be completed on-time and on budget. We have capitalized $455 million on the project, before capitalized interest and finance charges. We estimate $800-900 million of capital expenditure to complete the project, for a total of $1.25 - $1.35 billion. Commercial operations are targeted at the end of 2023 or early 2024.
▪During the third quarter of 2021 the Board of Directors approved a 5% normal course issuer bid to repurchase up to 3,810,464 common shares. To September 30, 2021, we repurchased 85,607 common shares under the bid for $4 million.
▪In the third quarter of 2021 we paid a $0.125 per common share quarterly dividend to shareholders for a total of $10 million.
▪At September 30, 2021, we have a strong liquidity position including a cash balance of $932 million and $900 million of undrawn backup liquidity.

METHANEX CORPORATION 2021 THIRD QUARTER NEWS RELEASE                                 PAGE 3

PRODUCTION HIGHLIGHTS

	Q3 2021		Q2 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	550	268	306	340	943	1,233
USA (Geismar) [3]	550	478	484	513	1,384	1,484
Trinidad (Methanex interest) [4]	490	296	294	167	865	837
Chile	425	124	128	118	473	641
Egypt (50% interest)	158	155	134	153	437	433
Canada (Medicine Hat)	160	159	159	81	479	379
	2,333	1,480	1,505	1,372	4,581	5,007
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability.
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in Q2 2021 we completed the debottlenecking project at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes.
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely.

Key production and operational highlights during the third quarter and production outlook for 2021 include:

▪New Zealand produced 268,000 tonnes compared with 306,000 tonnes in the second quarter of 2021. In New Zealand, our production levels were lower in the third quarter of 2021 compared to the second quarter of 2021 as the short term commercial arrangement with Genesis Energy to idle one plant and make natural gas available to support a tight New Zealand electricity market completed in late August. Subsequently, both Motunui plants have been operating.
▪As a result of the above and the previous idling of Waitara Valley, we now estimate production in 2021 to be 1.3 million tonnes compared to our production of 1.7 million tonnes in 2020. The upstream gas sector in New Zealand is completing several field development projects that could improve gas availability over the coming years.
▪Geismar produced 478,000 tonnes during the third quarter of 2021 compared to 484,000 tonnes during the second quarter of 2021. Geismar production is comparable for the second and third quarters of 2021 as the benefits of increased capacity for a full quarter following the completion of our Geismar 2 debottlenecking project during the second quarter were offset due to a precautionary outage during Hurricane Ida for approximately two weeks. Hurricane Ida did not damage the site and following the precautionary outage both plants returned to production. The Geismar 1 and Geismar 2 debottlenecking projects increased our operating capacity for our Geismar facilities by 10%, to 2.2 million tonnes on an annual basis.
▪Trinidad produced 296,000 tonnes (Methanex interest) during the third quarter of 2021 compared with 294,000 tonnes in the second quarter of 2021. Production levels in Trinidad were similar in the third quarter of 2021 compared to the second quarter of 2021 as we continued to run our Atlas plant at high operating rates. Based on current gas deliveries, we estimate Trinidad production in 2021 of approximately 1.1 million tonnes (Methanex interest). Titan remains idled indefinitely.
▪Chile produced 124,000 tonnes during the third quarter of 2021 compared to 128,000 tonnes during the second quarter of 2021. Production for the third quarter of 2021 is similar compared to the second quarter of 2021 as we experienced lower gas availability during the second and third quarters of 2021 over the Southern hemisphere winter months when seasonal demand for natural gas in the region is at its peak. Early in October, we restarted our Chile IV plant after idling the plant in April 2020 in response to the global pandemic and then due to lower gas availability. We expect to have sufficient gas to operate both Chile plants through the Southern hemisphere summer months to the end of April 2022. We estimate production in 2021 of 0.8 million tonnes.
METHANEX CORPORATION 2021 THIRD QUARTER NEWS RELEASE                                 PAGE 4

▪Egypt produced 310,000 tonnes (Methanex interest - 155,000 tonnes) in the third quarter of 2021 compared to 268,000 tonnes (Methanex interest - 134,000 tonnes) in the second quarter of 2021. Production levels in Egypt were higher in the third quarter compared to the second quarter of 2021 due to improved operating rates. We expect to receive 100% of our contracted gas supply for the foreseeable future in Egypt.
▪Medicine Hat produced 159,000 tonnes during the second and third quarters of 2021.
CONFERENCE CALL
A conference call is scheduled for October 28, 2021 at 11:00 am ET (8:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 1196073#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until November 27, 2021 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 4105032#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This third quarter 2021 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the third quarter 2021 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the Company's MD&A for the period ended September 30, 2021 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-
For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2021 THIRD QUARTER NEWS RELEASE                                 PAGE 5

3
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021
At October 26, 2021 the Company had 75,898,354 common shares issued and outstanding and stock options exercisable for 1,600,317 additional common shares.
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net income (loss) (attributable to Methanex shareholders)	$71	$107	$(88)	$282	$(130)
Mark-to-market impact of share-based compensation, net of tax	28	(12)	9	(7)	(5)
Adjusted net income (loss) [1]	$99	$95	$(79)	$275	$(135)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share [1]	$1.29	$1.24	$(1.03)	$3.60	$(1.77)
1     The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $71 million during the third quarter of 2021 compared to net income of $107 million in the second quarter of 2021. The decrease in net income is due to the change in the mark-to-market impact of share-based compensation.
▪We recorded Adjusted EBITDA of $264 million for the third quarter of 2021 compared with $262 million for the second quarter of 2021. We recorded Adjusted net income of $99 million for the third quarter of 2021 compared to Adjusted net income of $95 million for the second quarter of 2021. Adjusted EBITDA and Adjusted net income for the third quarter of 2021 are marginally higher than the second quarter of 2021 primarily due to the increase in our average realized methanol price to $390 per tonne from $376 per tonne, offset by lower sales of Methanex-produced methanol.

▪We sold 2,757,000 tonnes in the third quarter of 2021 compared to 2,830,000 tonnes for the second quarter of 2021. Sales of Methanex-produced methanol were 1,435,000 tonnes in the third quarter of 2021 compared with 1,582,000 tonnes in the second quarter of 2021. (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information)
▪In the third quarter of 2021 we produced 1,480,000 tonnes compared with 1,505,000 tonnes for the second quarter of 2021. Production is lower for the third quarter of 2021 primarily due to the temporary idling of one plant in New Zealand which was partially offset by higher operating rates in Egypt. Refer to the Production Summary section on page 4 of the MD&A.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪We recently restarted construction on our Geismar 3 project, a 1.8 million tonne methanol plant adjacent to our existing Geismar 1 and Geismar 2 plants. The project has been significantly de-risked and is well-positioned to be completed on-time and on budget. We have capitalized $455 million on the project, before capitalized interest and finance charges. We estimate $800-900 million of capital expenditure to complete the project, for a total of $1.25 - $1.35 billion. Commercial operations are targeted at the end of 2023 or early 2024.
▪During the third quarter of 2021 the Board of Directors approved a 5% normal course issuer bid to repurchase up to 3,810,464 common shares. To September 30, 2021, we repurchased 85,607 common shares under the bid for $4 million.
▪In the third quarter of 2021 we paid a $0.125 per common share quarterly dividend to shareholders for a total of $10 million.
▪At September 30, 2021, we have a strong liquidity position including a cash balance of $932 million and $900 million of undrawn backup liquidity.

This Third Quarter 2021 Management’s Discussion and Analysis dated October 27, 2021 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended September 30, 2021 as well as the 2020 Annual Consolidated Financial Statements and MD&A included in the Methanex 2020 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2020 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,480	1,505	1,372	4,581	5,007
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,435	1,582	1,531	4,535	5,224
Purchased methanol	1,023	903	836	2,940	1,802
Commission sales	299	345	311	905	846
Total sales volume [1]	2,757	2,830	2,678	8,380	7,872

Methanex average non-discounted posted price ($ per tonne) [2]	476	466	255	462	283
Average realized price ($ per tonne) [3]	390	376	217	376	233

Revenue	1,078	1,068	581	3,162	1,839
Adjusted revenue	963	937	515	2,822	1,644
Net income (loss) (attributable to Methanex shareholders)	71	107	(88)	282	(130)
Adjusted net income (loss)	99	95	(79)	275	(135)
Adjusted EBITDA	264	262	40	768	210
Cash flows from operating activities	301	243	35	711	363

Basic net income (loss) per common share	0.93	1.40	(1.15)	3.70	(1.70)
Diluted net income (loss) per common share	0.93	1.31	(1.15)	3.62	(1.72)
Adjusted net income (loss) per common share	1.29	1.24	(1.03)	3.60	(1.77)

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	76
Diluted weighted average number of common shares	76	76	76	76	76
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

	Q3 2021		Q2 2021	Q3 2020	YTD Q3 2021	YTD Q3 2020
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	550	268	306	340	943	1,233
USA (Geismar) [3]	550	478	484	513	1,384	1,484
Trinidad (Methanex interest) [4]	490	296	294	167	865	837
Chile	425	124	128	118	473	641
Egypt (50% interest)	158	155	134	153	437	433
Canada (Medicine Hat)	160	159	159	81	479	379
	2,333	1,480	1,505	1,372	4,581	5,007
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the natural gas composition expected for the foreseeable future. The Waitara Valley plant is currently idled indefinitely due to insufficient natural gas availability. (refer to the New Zealand section below).
3For the comparative 2020 periods presented, our operating capacity in Geismar was 2.0 million tonnes. In the fourth quarter of 2020, we completed the debottlenecking project at our Geismar 1 facility and in Q2 2021 we completed the debottlenecking project at our Geismar 2 facility. As a result, we have increased our operating capacity for 2021 by 0.2 million tonnes to 2.2 million tonnes. (refer to the United States section below).
4The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant remains idled indefinitely (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 268,000 tonnes of methanol in the third quarter of 2021 compared with 306,000 tonnes in the second quarter of 2021. In New Zealand, our production levels were lower in the third quarter of 2021 compared to the second quarter of 2021 as the short term commercial arrangement with Genesis Energy to idle one plant and make natural gas available to support a tight New Zealand electricity market completed in late August. Subsequently, both Motunui plants have been operating.

As a result of the above and the previous idling of Waitara Valley, we now estimate production in 2021 to be 1.3 million tonnes compared to our production of 1.7 million tonnes in 2020. The upstream gas sector in New Zealand is completing several field development projects that could improve gas availability over the coming years.
United States
The Geismar facilities produced 478,000 tonnes during the third quarter of 2021 compared to 484,000 tonnes during the second quarter of 2021. Geismar production is comparable for the second and third quarters of 2021 as the benefits of increased capacity for a full quarter following the completion of our Geismar 2 debottlenecking project during the second quarter were offset due to a precautionary outage during Hurricane Ida for approximately two weeks. Hurricane Ida did not damage the site and following the precautionary outage both plants returned to production. The Geismar 1 and Geismar 2 debottlenecking projects increased our operating capacity for our Geismar facilities by 10%, to 2.2 million tonnes on an annual basis.
Trinidad
Trinidad produced 296,000 tonnes (Methanex interest) in the third quarter of 2021 compared with 294,000 tonnes (Methanex interest) in the second quarter of 2021. Production levels in Trinidad were similar in the third quarter of 2021 compared to the second quarter of 2021 as we continued to run our Atlas plant at high operating rates. Based on current gas deliveries, we estimate Trinidad production in 2021 of approximately 1.1 million tonnes (Methanex interest). Titan remains idled indefinitely.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Chile
Chile produced 124,000 tonnes during the third quarter of 2021 compared to 128,000 tonnes during the second quarter of 2021. Production for the third quarter of 2021 is similar compared to the second quarter of 2021 as we experienced lower gas availability during the second and third quarters of 2021 over the Southern hemisphere winter months when seasonal demand for natural gas in the region is at its peak. Early in October, we restarted our Chile IV plant after idling the plant in April 2020 in response to the global pandemic and then due to lower gas availability. We expect to have sufficient gas to operate both Chile plants through the Southern hemisphere summer months to the end of April 2022. We estimate production in 2021 of 0.8 million tonnes.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and Argentina and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
Egypt produced 310,000 tonnes (Methanex interest - 155,000 tonnes) in the third quarter of 2021 compared to 268,000 tonnes (Methanex interest - 134,000 tonnes) in the second quarter of 2021. Production levels in Egypt were higher in the third quarter compared to the second quarter of 2021 due to improved operating rates. We expect to receive 100% of our contracted gas supply for the foreseeable future in Egypt.
Canada
Medicine Hat produced 159,000 tonnes during both the second and third quarters of 2021.

FINANCIAL RESULTS

For the third quarter of 2021, we reported net income attributable to Methanex shareholders of $71 million ($0.93 net income per common share on a diluted basis) compared with a net income attributable to Methanex shareholders for the second quarter of 2021 of $107 million ($1.31 net income per common share on a diluted basis) and net loss attributable to Methanex shareholders for the third quarter of 2020 of $88 million ($1.15 net loss per common share on a diluted basis). For the nine months ended September 30, 2021, we reported net income attributable to Methanex shareholders of $282 million ($3.62 net income per common share on a diluted basis) compared with net loss for the same period in 2020 of $130 million ($1.72 net loss per common share on a diluted basis).

For the third quarter of 2021, we recorded Adjusted EBITDA of $264 million and Adjusted net income of $99 million ($1.29 Adjusted net income per common share). This compares with Adjusted EBITDA of $262 million and Adjusted net income of $95 million ($1.24 Adjusted net income per common share) for the second quarter of 2021 and Adjusted EBITDA of $40 million and Adjusted net loss of $79 million ($1.03 Adjusted net loss per common share) for the third quarter of 2020. For the nine months ended September 30, 2021, we recorded Adjusted EBITDA of $768 million and Adjusted net income of $275 million ($3.60 Adjusted net income per common share) compared to Adjusted EBITDA of $210 million and Adjusted net loss of $135 million ($1.77 Adjusted net loss per common share) for the same period in 2020.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Consolidated statements of income (loss):
Revenue	$1,078	$1,068	$581	$3,162	$1,839
Cost of sales and operating expenses	(858)	(817)	(557)	(2,421)	(1,640)
Egypt insurance recovery	—	—	—	—	10
Mark-to-market impact of share-based compensation	33	(12)	11	(4)	(6)
Adjusted EBITDA (attributable to associate)	40	55	22	121	57
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(29)	(32)	(17)	(90)	(50)
Adjusted EBITDA (attributable to Methanex shareholders)	264	262	40	768	210

Mark-to-market impact of share-based compensation	(33)	12	(11)	4	6
Depreciation and amortization	(91)	(95)	(89)	(276)	(270)
Finance costs	(37)	(34)	(52)	(110)	(124)
Finance income and other expenses	2	3	(2)	5	3
Income tax (expense) recovery	(28)	(30)	31	(88)	52
Earnings of associate adjustment [1]	(19)	(26)	(13)	(58)	(34)
Non-controlling interests adjustment [1]	13	15	8	37	27
Net income (loss) (attributable to Methanex shareholders)	$71	$107	$(88)	$282	$(130)
Net income (loss)	$87	$124	$(79)	$335	$(107)
1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 16 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q3 2021 compared with Q2 2021	Q3 2021 compared with Q3 2020	YTD Q3 2021 compared with YTD Q3 2020
Average realized price	$35	$425	$1,069
Sales volume	(3)	3	19
Total cash costs	(30)	(204)	(530)
Increase in Adjusted EBITDA	$2	$224	$558
Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Methanex average non-discounted posted price	476	466	255	462	283
Methanex average realized price	390	376	217	376	233

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Methanex’s average realized price for the third quarter of 2021 was $390 per tonne compared to $376 per tonne in the second quarter of 2021 and $217 per tonne in the third quarter of 2020, resulting in an increase of $35 million and an increase of $425 million in Adjusted EBITDA, respectively. For the nine months ended September 30, 2021, our average realized price was $376 per tonne compared to $233 per tonne for the same period in 2020, increasing Adjusted EBITDA by $1.1 billion.
Sales volume
Methanol sales volume excluding commission sales volume in the third quarter of 2021 was 27,000 tonnes lower than the second quarter of 2021 and 91,000 tonnes higher than the third quarter of 2020. The decrease in volume in the third quarter of 2021 compared to the second quarter of 2021 decreased Adjusted EBITDA by $3 million. The increase in sales volume for the third quarter of 2021 compared with the same period in 2020 increased Adjusted EBITDA by $3 million. For the nine months ended September 30, 2021 compared with the same period in 2020, methanol sales volume excluding commission sales volume was 449,000 tonnes higher, increasing Adjusted EBITDA by $19 million. Total sales volume was comparable for the second and third quarters of 2021 and the third quarter of 2020, reflecting the continued recovery in methanol demand following the low demand experienced in the first half of 2020 (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q3 2021 compared with Q2 2021	Q3 2021 compared with Q3 2020	YTD Q3 2021 compared with YTD Q3 2020
Methanex-produced methanol costs	$6	$(52)	$(121)
Proportion of Methanex-produced methanol sales	(18)	(8)	(71)
Purchased methanol costs	(29)	(154)	(314)
Logistics costs	1	1	(8)
Egypt insurance recovery	—	—	(5)
Other, net	10	9	(11)
Decrease in Adjusted EBITDA due to changes in total cash costs	$(30)	$(204)	$(530)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the third quarter of 2021 compared with the second quarter of 2021 and the third quarter of 2020, Methanex-produced methanol costs drove an increase in EBITDA of $6 million and a decrease in EBITDA of $52 million, respectively. For the nine months ended September 30, 2021 compared with the same period in 2020, Methanex-produced methanol costs led to a decrease in EBITDA of $121 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of higher realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2021 compared with the second quarter of 2021, a lower proportion of Methanex-produced methanol decreased Adjusted EBITDA by $18 million. For the three and nine month periods ended September 30, 2021 compared with the same periods in 2020, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $8 million and $71 million, respectively.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the third quarter of 2021 compared with the second quarter of 2021 and the third quarter of 2020, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $29 million and $154 million, respectively. For the nine months ended September 30, 2021 compared with the same period in 2020, higher purchased methanol costs decreased Adjusted EBITDA by $314 million.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities and the resulting impact on our supply chain and due to variability in bunker fuel costs. Logistics costs in the third quarter of 2021 were similar to the second quarter of 2021 and the third quarter of 2020. For the nine month period ended September 30, 2021 compared with the same period in 2020, logistics costs increased by $8 million, primarily due to higher bunker fuel costs.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the third quarter of 2021 compared with the second quarter of 2021 other costs were lower by $10 million, due to lower selling, general, and administrative expenses. For the third quarter of 2021 compared with the third quarter of 2020, other costs were lower by $9 million due to lower unabsorbed costs in 2021 due to planned turnarounds in 2020. For the nine month period ended September 30, 2021 compared with the same period in 2020, other costs were higher by $11 million, primarily due to higher SG&A and the recognition of restructuring costs in the first quarter of 2021.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Nine Months Ended
($ millions except share price)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Methanex Corporation share price [1]	$46.04	$33.07	$24.40	$46.04	$24.40
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	2	8	2	18	14
Mark-to-market impact due to change in share price [2]	33	(12)	11	(4)	(6)
Total share-based compensation expense (recovery), before tax	$35	$(4)	$13	$14	$8
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Depreciation and Amortization

Depreciation and amortization was $91 million for the third quarter of 2021 compared with $95 million for the second quarter of 2021 and $89 million for the third quarter of 2020. Depreciation and amortization for the nine months ended September 30, 2021 was $276 million compared with $270 million for the same period in 2020. Depreciation and amortization for the third quarter of 2021 compared with the second quarter of 2021 was lower due to lower Methanex produced methanol sales and is comparable against the third quarter of 2020. For the nine month period ended September 30, 2021 compared with the same period in 2020, depreciation and amortization is comparable.
Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Finance costs before capitalized interest	$42	$40	$40	$125	$123
Make-whole interest (early redemption of 2022 bonds)	—	—	15	—	15
Less capitalized interest	(5)	(6)	(3)	(15)	(14)
Finance costs	$37	$34	$52	$110	$124
Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs are higher for the third quarter of 2021 compared to the second quarter of 2021 as a result of early repayment of the limited recourse debt for Egypt, which resulted in acceleration of remaining amortization of deferred financing fees. Finance costs are lower for the three and nine month period ended September 30 2021 compared to the same periods ended 2020 as a result of the one-time make-whole interest payment incurred when we early redeemed our 2022 bonds in the third quarter of 2020. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 12 of the MD&A.
Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Finance income and other expenses	$2	$3	$(2)	$5	$3
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Income Taxes

A summary of our income taxes for the third quarter of 2021 compared to the second quarter of 2021 and the nine months ended September 30, 2021 compared to the same period in 2020 is as follows:

	Three Months Ended September 30, 2021		Three Months Ended June 30, 2021
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$115	$140	$154	$136
Income tax expense	(28)	(41)	(30)	(41)
	$87	$99	$124	$95
Effective tax rate	24%	29%	19%	30%

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Loss	Adjusted Net Loss
Amount before income tax	$423	$391	$(159)	$(177)
Income tax recovery (expense)	(88)	(116)	52	42
	$335	$275	$(107)	$(135)
Effective tax rate	21%	30%	33%	24%

We earn the majority of our income in Chile, Egypt, Trinidad, New Zealand, Canada, and the United States. The statutory tax rates applicable to Methanex in Chile and Egypt are 44.5% and 30%, respectively. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is 25.6% and the United States statutory tax rate applicable to Methanex is 23%. We accrue for taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 29% for the third quarter of 2021 and 30% for the second quarter of 2021. The effective tax rate based on Adjusted net income was an expense of 30% for the nine month period ended September 30, 2021 compared to a tax recovery of 24% on an Adjusted net loss for the same period in 2020. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

SUPPLY/DEMAND FUNDAMENTALS
In the third quarter, methanol market conditions remained tight with ongoing industry supply challenges leading to higher methanol prices. Recently, global energy shortages and rapidly rising coal, oil and natural gas prices are impacting methanol and downstream producers, leading to a sharp increase in methanol prices and a significant steepening of the industry cost curve.
Demand
Global methanol demand in the third quarter of 2021 declined by approximately 1% compared to the second quarter. Demand from traditional chemical applications was flat as supply chain disruptions, extreme weather events and global energy shortages impacted industrial production levels and constrained demand growth. Demand from methanol-to-olefins (“MTO”) producers was lower in the third quarter due to planned maintenance activities as well as China's government-mandated industrial operating rate restrictions, intended to limit energy consumption and energy intensity. Demand from other energy-related applications was steady.

Over the long term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products and government regulations and policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
Various planned and unplanned outages around the world continued to impact methanol industry supply in the third quarter of 2021 due to a combination of technical issues, extreme weather events, feedstock availability and rising energy prices. Early in the fourth quarter, global energy shortages are adding to ongoing methanol industry supply challenges.

We expect most large-scale capacity additions to be in North America, the Middle East (Iran) and China over the next few years. In North America, we recently announced a restart of construction on our Geismar 3 project. This 1.8 million tonne plant will be our third plant in Geismar, Louisiana, with commercial operations targeted for the end of 2023 or early 2024. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. In Iran, we continue to monitor projects at various construction stages including the Sabalan plant which is the only project nearing completion. In China, we anticipate some capacity additions over the near-to-medium term and the closure of some small-scale, inefficient and older plants. We expect that new capacity built in China will be consumed in that country.
Methanol Price
We increased our average realized price in the third quarter of 2021 to $390 per tonne, an increase of $14 per tonne, compared to $376 per tonne in the second quarter of 2021.

The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Oct 2021	Sep 2021	Aug 2021	Jul 2021
North America	609	592	542	542
Europe [2]	575	485	485	485
Asia Pacific	510	460	420	420
1    Discounts from our posted prices are offered to customers based on various factors.
2    €490 for Q4 2021 (Q3 2021 – €410) converted to United States dollars.

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

LIQUIDITY AND CAPITAL RESOURCES

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At September 30, 2021, our cash balance was $932 million, including $83 million of cash related to our Egypt entity consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

A summary of our sources and uses of cash for the three and nine months ended September 30, 2021, compared to the same periods in 2020, is as follows:

	Three Months Ended			Nine Months Ended
($ millions, except as otherwise noted)	Sep 30 2021	Sep 30 2020	Variance	Sep 30 2021	Sep 30 2020	Variance
Cash provided by operating activities	$301	$35	$266	$711	$363	$348
Cash (used in) provided by financing activities	(74)	436	(510)	(423)	606	(1,029)
Cash used in investing activities	(58)	(73)	15	(189)	(206)	17
Increase in cash and cash equivalents	169	398	(229)	99	763	(664)

Cash flows from operating activities in the third quarter of 2021 were $301 million compared with $35 million for the third quarter of 2020. Cash flows from operating activities were higher in the third quarter of 2021 compared to the third quarter of 2020 primarily as a result of higher methanol pricing and higher earnings. Cash flows from operating activities in the nine months ended September 30, 2021 were $711 million compared with $363 million for the same period in 2020, and were higher primarily as a result of higher methanol pricing and higher earnings.

Cash used in financing activities in the third quarter of 2021 was $74 million, primarily due to lease and interest payments. Cash provided by financing activities in the third quarter of 2020 was $436 million, primarily relating to the issuance of our $700 million senior unsecured notes, net of the $200 million repayment of the revolving credit facility in the third quarter of 2020. Cash used in financing activities for the nine months ended September 30, 2021 was $423 million, which includes the repayment of the construction facility, as well as lease and interest payments. Cash provided by financing activities for the nine months ended September 30, 2020 was $606 million, primarily due to the issuance of our $700 million senior unsecured notes in 2020, offset by lease and interest payments which stayed relatively consistent, and further offset by dividend payments to Methanex shareholders in 2020.

During the third quarter of 2021 we increased our quarterly dividend to $0.125 per common share for a total of $10 million.

Cash used in investing activities relate to capital spend on maintenance and major projects including our Geismar 3 plant currently under construction. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants with significant capital and operating cost advantages. The project has been significantly de-risked and is well-positioned to be completed on-time and on budget. We have capitalized $455 million on the project, before capitalized interest and finance charges. We estimate $800-900 million of capital expenditure including $100 million in the fourth quarter of 2021 and the remainder in 2022-2023 to complete the project. The expected total cost for the project remains $1.25 billion - $1.35 billion. We believe the Geismar 3 Project is well positioned to mitigate supply chain risks as long-lead critical equipment has been manufactured and delivered to the site and the balance of equipment and materials have been procured and are under fabrication. Commercial operations are targeted at the end of 2023 or early 2024.

Our planned operational capital expenditures directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $20 million for the remainder of 2021.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Strategic Partnership

In July 2021, we reached key commercial terms for a strategic shipping partnership between Methanex, Waterfront Shipping (a Methanex subsidiary) and Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL will acquire a 40% minority interest in Waterfront Shipping for $145 million. Methanex will retain the remaining 60% majority interest in Waterfront Shipping and continue to operate it as a key element within our globally integrated supply chain. We recently finalized definitive agreements, which are consistent with the previously announced key commercial terms. The closing is subject to all customary conditions being met, including regulatory approval.
CONTROLS AND PROCEDURES

During the third quarter of 2021, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net income (loss) (attributable to Methanex shareholders)	$71	$107	$(88)	$282	$(130)
Mark-to-market impact of share-based compensation	33	(12)	11	(4)	(6)
Depreciation and amortization	91	95	89	276	270
Finance costs	37	34	52	110	124
Finance income and other expenses	(2)	(3)	2	(5)	(3)
Income tax expense (recovery)	28	30	(31)	88	(52)
Earnings of associate adjustment [1]	19	26	13	58	34
Non-controlling interests adjustment [1]	(13)	(15)	(8)	(37)	(27)
Adjusted EBITDA (attributable to Methanex shareholders)	$264	$262	$40	$768	$210

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net income (loss) (attributable to Methanex shareholders)	$71	$107	$(88)	$282	$(130)
Mark-to-market impact of share-based compensation, net of tax	28	(12)	9	(7)	(5)
Adjusted net income (loss)	$99	$95	$(79)	$275	$(135)
Diluted weighted average shares outstanding (millions)	76	76	76	76	76
Adjusted net income (loss) per common share	$1.29	$1.24	$(1.03)	$3.60	$(1.77)

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2021	Jun 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Revenue	$1,078	$1,068	$581	$3,162	$1,839
Non-Methanex share of Atlas revenue [1]	(61)	(74)	(32)	(177)	(95)
Non-controlling interests' share of revenue [1]	(54)	(57)	(34)	(163)	(100)
Adjusted revenue (attributable to Methanex shareholders)	$963	$937	$515	$2,822	$1,644
1    Excludes intercompany transactions with the Company.

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020
Revenue [1]	$1,078	$1,068	$1,016	$811
Net income (loss) (attributable to Methanex shareholders)	71	107	105	(27)
Basic net income (loss) per common share	0.93	1.40	1.37	(0.35)
Diluted net income (loss) per common share	0.93	1.31	1.19	(0.35)
Adjusted EBITDA	264	262	242	136
Adjusted net income	99	95	82	12
Adjusted net income per common share	1.29	1.24	1.07	0.15

	Three Months Ended
($ millions except per share amounts)	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019
Revenue [1]	$581	$512	$745	$769
Net income (loss) (attributable to Methanex shareholders)	(88)	(65)	23	9
Basic net income (loss) per common share	(1.15)	(0.85)	0.30	0.12
Diluted net income (loss) per common share	(1.15)	(0.85)	0.21	0.12
Adjusted EBITDA	40	32	138	136
Adjusted net income (loss)	(79)	(64)	8	10
Adjusted net income (loss) per common share	(1.03)	(0.84)	0.10	0.13

1    Revenue for the Dec 31, 2019 quarter has been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 13 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2021 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Third Quarter 2021 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•the timing of the closing of the sale of a minority interest in our Waterfront Shipping subsidiary,

•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and expected distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 Project,
•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,
•the signing of definitive agreements and the receipt of regulatory and other customary approvals in respect of the sale of a minority interest in our Waterfront Shipping subsidiary,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2020 Annual Management’s Discussion and Analysis and this Third Quarter 2021 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2021 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020

Revenue	$1,078,040	$581,257	$3,161,876	$1,838,640
Cost of sales and operating expenses	(857,865)	(557,162)	(2,420,552)	(1,639,984)
Depreciation and amortization	(90,933)	(88,580)	(276,039)	(270,109)
Egypt insurance recovery (note 11)	—	—	—	9,839
Operating income (loss)	129,242	(64,485)	465,285	(61,614)
Earnings of associate (note 4)	21,463	9,197	63,116	23,412
Finance costs (note 5)	(36,975)	(52,188)	(110,344)	(123,704)
Finance income and other expenses	1,971	(2,263)	5,398	2,814
Income (loss) before income taxes	115,701	(109,739)	423,455	(159,092)
Income tax (expense) recovery:
Current	(33,362)	(8,106)	(79,700)	(17,979)
Deferred	4,865	38,357	(8,775)	69,693
	(28,497)	30,251	(88,475)	51,714
Net income (loss)	$87,204	$(79,488)	$334,980	$(107,378)
Attributable to:
Methanex Corporation shareholders	$70,531	$(87,876)	$281,772	$(129,858)
Non-controlling interests	16,673	8,388	53,208	22,480
	$87,204	$(79,488)	$334,980	$(107,378)

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$0.93	$(1.15)	$3.70	$(1.70)
Diluted net income (loss) per common share (note 7)	$0.93	$(1.15)	$3.62	$(1.72)

Weighted average number of common shares outstanding (note 7)	76,206,066	76,196,080	76,207,104	76,196,080
Diluted weighted average number of common shares outstanding (note 7)	76,210,009	76,196,080	76,381,001	76,196,080

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Net income (loss)	$87,204	$(79,488)	$334,980	$(107,378)
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	472,983	(25,316)	803,070	(112,768)
Forward element excluded from hedging relationships (note 10)	(352,140)	33,744	(610,206)	127,273
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(204)	1,766	1,060	828
Taxes on above items	(27,056)	(3,782)	(45,080)	(7,798)
	93,583	6,412	148,844	7,535
Comprehensive income (loss)	$180,787	$(73,076)	$483,824	$(99,843)
Attributable to:
Methanex Corporation shareholders	$164,114	$(81,464)	$430,616	$(122,323)
Non-controlling interests	16,673	8,388	53,208	22,480
	$180,787	$(73,076)	$483,824	$(99,843)

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Sep 30 2021	Dec 31 2020
ASSETS
Current assets:
Cash and cash equivalents	$932,394	$833,841
Trade and other receivables	507,286	412,000
Inventories (note 2)	386,608	308,696
Prepaid expenses	34,663	33,746
Other assets	31,961	6,634
	1,892,912	1,594,917
Non-current assets:
Property, plant and equipment (note 3)	3,640,818	3,677,056
Investment in associate (note 4)	182,691	194,025
Deferred income tax assets	98,281	137,524
Other assets	99,125	92,529
	4,020,915	4,101,134
	$5,913,827	$5,696,051
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$740,565	$600,953
Current maturities on long-term debt (note 6)	11,618	39,771
Current maturities on lease obligations	94,227	97,516
Current maturities on other long-term liabilities	25,723	27,152
	872,133	765,392
Non-current liabilities:
Long-term debt (note 6)	2,148,842	2,323,601
Lease obligations	581,522	624,718
Other long-term liabilities	214,459	327,491
Deferred income tax liabilities	228,906	213,392
	3,173,729	3,489,202
Equity:
Capital stock	440,538	440,723
Contributed surplus	1,900	1,873
Retained earnings	1,106,632	843,606
Accumulated other comprehensive income (loss)	12,008	(137,102)
Shareholders' equity	1,561,078	1,149,100
Non-controlling interests	306,887	292,357
Total equity	1,867,965	1,441,457
	$5,913,827	$5,696,051

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	—	—	—	(129,858)	—	(129,858)	22,480	(107,378)
Other comprehensive income	—	—	—	—	7,535	7,535	—	7,535
Compensation expense recorded for stock options	—	—	105	—	—	105	—	105
Dividend payments to Methanex Corporation shareholders	—	—	—	(33,145)	—	(33,145)	—	(33,145)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(17,201)	(17,201)
Acquisition of non-controlling interest	—	—	—	—	—	—	(2,010)	(2,010)
Equity contributions to non-controlling interest	—	—	—	—	—	—	5,500	5,500
Realized hedge losses recognized in cash flow hedges (note 10)	—	—	—	—	17,324	17,324	—	17,324
Balance, September 30, 2020	76,196,080	$440,472	$1,888	$876,816	$(125,530)	$1,193,646	$307,444	$1,501,090
Net income (loss)	—	—	—	(26,820)	—	(26,820)	8,871	(17,949)
Other comprehensive loss	—	—	—	(3,531)	(14,519)	(18,050)	—	(18,050)
Compensation expense recorded for stock options	—	—	32	—	—	32	—	32
Issue of shares on exercise of stock options	5,900	204	—	—	—	204	—	204
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(2,859)	—	(2,859)	—	(2,859)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(19,254)	(19,254)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	2,947	2,947	—	2,947
Acquisition of non-controlling interest	—	—	—	—	—	—	(4,704)	(4,704)
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	281,772	—	281,772	53,208	334,980
Other comprehensive income	—	—	—	—	148,844	148,844	—	148,844
Compensation expense recorded for stock options	—	—	85	—		85	—	85
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Payment for shares repurchased	(85,607)	(495)	—	(3,504)	—	(3,999)	—	(3,999)
Dividend payments to Methanex Corporation shareholders	—	—	—	(15,242)	—	(15,242)	—	(15,242)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(38,678)	(38,678)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	266	266	—	266
Balance, September 30, 2021	76,123,673	$440,538	$1,900	$1,106,632	$12,008	$1,561,078	$306,887	$1,867,965

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2021 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$87,204	$(79,488)	$334,980	$(107,378)
Deduct earnings of associate	(21,463)	(9,197)	(63,116)	(23,412)
Dividends received from associate	35,967	5,048	74,458	25,871
Add (deduct) non-cash items:
Depreciation and amortization	90,933	88,580	276,039	270,109
Income tax expense (recovery)	28,497	(30,251)	88,475	(51,714)
Share-based compensation expense	35,359	13,078	14,354	8,225
Finance costs	36,975	52,188	110,344	123,704
Other	(3,922)	4,685	(3,087)	(859)
Income taxes refunded (paid)	(28,115)	5,538	(45,488)	1,230
Other cash payments, including share-based compensation	428	(349)	(8,820)	(2,902)
Cash flows from operating activities before undernoted	261,863	49,832	778,139	242,874
Changes in non-cash working capital (note 9)	38,755	(15,286)	(67,135)	120,613
	300,618	34,546	711,004	363,487

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(3,999)	—	(3,999)	—
Dividend payments to Methanex Corporation shareholders	(9,526)	(2,857)	(15,242)	(33,145)
Interest paid	(14,140)	(17,705)	(99,122)	(90,672)
Net proceeds on issue of long-term debt	—	692,415	—	865,415
Repayment on Geismar 3 construction facility	—	—	(173,000)	—
Repayment of long-term debt and financing fees (note 6)	(34,703)	(19,636)	(58,487)	(42,440)
Draw on revolving credit facility	—	—	—	300,000
Repayment of revolving credit facility	—	(200,000)	—	(300,000)
Repayment of lease obligations	(24,574)	(26,609)	(75,968)	(80,686)
Release of restricted cash relating to limited recourse debt facilities	29,774	—	29,275	(2,276)
Equity contributions by / acquisition of non-controlling interests	—	(2,010)	—	3,490
Distributions to non-controlling interests	(27,003)	(633)	(53,679)	(26,150)
Proceeds on issue of shares on exercise of stock options	—	—	252	—
Proceeds from other limited recourse debt	8,463	12,839	24,954	12,839
Changes in non-cash working capital related to financing activities (note 9)	1,599	—	1,599	—
	(74,109)	435,804	(423,417)	606,375

CASH FLOWS USED IN INVESTING ACTIVITIES
Property, plant and equipment	(19,322)	(54,612)	(91,059)	(99,764)
Geismar plant under construction	(47,500)	(30,596)	(88,872)	(190,138)
Proceeds from sale of assets	—	4,639	—	9,828
Restricted cash for capital projects	351	37	—	2,234
Changes in non-cash working capital related to investing activities (note 9)	8,534	7,651	(9,103)	71,412
	(57,937)	(72,881)	(189,034)	(206,428)
Increase in cash and cash equivalents	168,572	397,469	98,553	763,434
Cash and cash equivalents, beginning of period	763,822	782,728	833,841	416,763
Cash and cash equivalents, end of period	$932,394	$1,180,197	$932,394	$1,180,197
See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2021 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 27, 2021.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2021 is $747 million (2020 - $496 million) and $2,183 million (2020 - $1,571 million).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at September 30, 2021	$3,069,440	$571,378	$3,640,818
Net book value at December 31, 2020	$3,052,060	$624,996	$3,677,056

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at September 30, 2021	$4,908,013	$502,544	$238,316	$156,679	$5,805,552
Accumulated depreciation at September 30, 2021	2,577,385	—	34,208	124,519	2,736,112
Net book value at September 30, 2021	$2,330,628	$502,544	$204,108	$32,160	$3,069,440
Cost at December 31, 2020	$4,870,299	$386,905	$210,099	$155,882	$5,623,185
Accumulated depreciation at December 31, 2020	2,421,563	—	27,926	121,636	2,571,125
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in Plants Under Construction is total cost incurred to date of $455 million, excluding $48 million of capitalized interest and finance charges.

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at September 30, 2021	$596,124	$252,563	$23,761	$40,759	$913,207
Accumulated depreciation at September 30, 2021	196,049	117,123	12,247	16,410	341,829
Net book value at September 30, 2021	$400,075	$135,440	$11,514	$24,349	$571,378
Cost at December 31, 2020	$582,072	$246,553	$23,761	$39,670	$892,056
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Sep 30 2021	Dec 31 2020
Cash and cash equivalents	$24,390	$40,815
Other current assets	155,374	65,434
Non-current assets	228,399	256,421
Current liabilities	(116,284)	(43,057)
Other long-term liabilities, including current maturities	(123,316)	(133,079)
Net assets at 100%	$168,563	$186,534
Net assets at 63.1%	$106,363	$117,703
Long-term receivable from Atlas	76,328	76,322
Investment in associate	$182,691	$194,025

	Three Months Ended		Nine Months Ended
Statements of income	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Revenue	$143,050	$49,525	$432,048	$182,256
Cost of sales and depreciation and amortization	(87,695)	(24,292)	(267,981)	(116,936)
Operating income	55,355	25,233	164,067	65,320
Finance costs, finance income and other expenses	(2,253)	(2,570)	(7,909)	(7,807)
Income tax expense	(19,088)	(8,087)	(56,133)	(20,410)
Net earnings at 100%	$34,014	$14,576	$100,025	$37,103
Earnings of associate at 63.1%	$21,463	$9,197	$63,116	$23,412

Dividends received from associate	$35,967	$5,048	$74,458	$25,871

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2014 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
5. Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Finance costs	$42,265	$55,453	$125,289	$137,793
Less capitalized interest related to Geismar plant under construction	(5,290)	(3,265)	(14,945)	(14,089)
	$36,975	$52,188	$110,344	$123,704

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
6.    Long-term debt:

As at	Sep 30 2021	Dec 31 2020
Unsecured notes
$300 million at 4.25% due December 1, 2024	$298,304	$297,999
$700 million at 5.125% due October 15, 2027	692,242	691,434
$700 million at 5.25% due December 15, 2029	694,645	694,282
$300 million at 5.65% due December 1, 2044	295,480	295,410
	1,980,671	1,979,125
Geismar 3 construction facility at LIBOR+2.25%	—	176,335
Other limited recourse debt facilities
5.58% due through June 30, 2031	67,000	69,734
5.35% due through September 30, 2033	74,996	78,391
5.08% due through September 15, 2036	37,793	12,839
Egypt limited recourse debt facilities	—	46,948
Total long-term debt [1]	2,160,460	2,363,372
Less current maturities [1]	(11,618)	(39,771)
	$2,148,842	$2,323,601
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

The Company has access to a $300 million committed revolving credit facility, along with a $600 million non-revolving construction facility for the Geismar 3 project. Both are with a syndicate of highly rated financial institutions. The facilities were entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited resource subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.
The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
During the quarter ended September 30, 2021, the Company drew down $8.5 million and repaid $2.1 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
The Egypt limited recourse debt balance was repaid in full during the quarter ended September 30, 2021, and therefore the covenants and conditions associated with these facilities no longer apply.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at September 30, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

7.    Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the nine months ended September 30, 2021 and September 30, 2020, and an adjustment was required for the numerator. The cash-settled method was more dilutive for the three months ended September 30, 2021 and September 30, 2020, and no adjustment was required for the numerator. For the three and nine months ended September 30, 2021 and the nine months ended September 30, 2020, no adjustment was required for the denominator as the weighted average share price at September 30, 2020 was lower than the exercise price for all outstanding TSARs.

Stock options and, if calculated using the equity-settled method, TSARs, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and nine month periods ended September 30, 2021 stock options were dilutive, resulting in an adjustment to the denominator. For the three and nine month periods ended September 30, 2020, stock options were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Numerator for basic net income (loss) per common share	$70,531	$(87,876)	$281,772	$(129,858)
Adjustment for the effect of TSARs:
Cash-settled expense included in net income (loss)	—	—	20	3,575
Equity-settled expense	—	—	(5,306)	(4,530)
Numerator for diluted net income (loss) per common share	$70,531	$(87,876)	$276,486	$(130,813)

A reconciliation of the denominator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Denominator for basic net income (loss) per common share	76,206,066	76,196,080	76,207,104	76,196,080
Effect of dilutive stock options	3,943	—	5,261	—
Effect of dilutive TSARs	—	—	168,636	—
Denominator for diluted net income (loss) per common share	76,210,009	76,196,080	76,381,001	76,196,080

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at September 30, 2021 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43
Granted	39,490	38.79	338,260	38.79
Exercised	(5,100)	34.59	(6,867)	33.04
Cancelled	(20,200)	52.14	(10,300)	53.22
Expired	(138,855)	72.90	(226,430)	73.13
Outstanding at June 30, 2021	716,107	$45.70	2,435,153	$41.94
Exercised	(14,383)	33.47	(6,967)	33.83
Cancelled	(3,000)	53.46	(8,860)	47.42
Expired	(9,900)	59.65	—	—
Outstanding at September 30, 2021	688,824	$45.72	2,419,326	$41.94

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	173,251	$49.44
Granted	6,880	38.79
Exercised	(7,300)	34.59
Expired	(27,210)	73.13
Outstanding at June 30, 2021	145,621	$45.25
Granted, exercised, cancelled, or expired	—	—
Outstanding at September 30, 2021	145,621	$45.25

	Units Outstanding at September 30, 2021			Units Exercisable at September 30, 2021
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	2.98	239,188	$32.52	175,078	$33.71
$38.79 to $50.17	3.44	155,406	47.27	115,916	50.15
$54.65 to $78.59	1.88	294,230	55.64	285,476	55.58
	2.61	688,824	$45.72	576,470	$47.85
TSARs:
$29.27 to $35.51	4.31	1,051,453	$30.76	544,077	$32.14
$38.79 to $50.17	4.60	643,244	44.02	297,710	49.94
$54.65 to $78.59	3.21	724,629	56.32	633,679	56.14
	4.06	2,419,326	$41.94	1,475,466	$46.04
Stock options:
$29.27 to $35.51	2.52	56,007	$33.12	45,713	$33.99
$38.79 to $50.17	3.31	30,914	47.64	24,034	50.17
$54.65 to $78.59	1.94	58,700	55.57	56,230	55.48
	2.45	145,621	$45.25	125,977	$46.67

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2021 was $41.2 million compared with the recorded liability of $38.1 million. The difference between the fair value and the recorded liability is $3.1 million and will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at September 30, 2021 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2021, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $18.2 million (2020 - an expense of $7.0 million) and a recovery of $2 million (2020 - an expense of $3.4 million), respectively. This included an expense of $17.6 million (2020 - an expense of $6.4 million) and a recovery of $8.2 million (2020 - a recovery of $1.7 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2021.

b)Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at September 30, 2021 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
Granted	20,696	132,360	—	258,970
Performance factor impact on redemption [1]	—	—	(110,354)	—
Granted in-lieu of dividends	303	723	—	1,434
Redeemed	—	—	(36,447)	—
Cancelled	—	(14,785)	—	(11,415)
Outstanding at June 30, 2021	143,946	347,170	—	692,159
Granted	1,259	—	—	—
Granted in-lieu of dividends	355	985	—	1,992
Redeemed	(13,987)	—	—	—
Cancelled	—	(8,508)	—	(6,582)
Outstanding at September 30, 2021	131,573	339,647	—	687,569
1    Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. All units relate to performance share units redeemed in the quarter ended March 31, 2021.
Performance share units granted in 2019 and subsequently reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2021 was $61.2 million compared with the recorded liability of $46.4 million. The difference between the fair value and the recorded liability of $14.8 million will be recognized over the weighted average remaining vesting period of approximately 1.8 years.

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

For the three and nine month periods ended September 30, 2021, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was an expense of $17.5 million (2020 - an expense of $6.0 million) and an expense of of $16.8 million (2020 - an expense of $4.7 million), respectively. This included an expense of $15.4 million (2020 - an expense of $4.3 million) and an expense of $4 million (2020 - a recovery of $4.3 million), respectively related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2021.
9.Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2021	Sep 30 2020	Sep 30 2021	Sep 30 2020
Changes in non-cash working capital:
Trade and other receivables	$8,027	$(4,165)	$(95,286)	$180,693
Inventories	17,545	(1,485)	(77,912)	3,733
Prepaid expenses	(6,774)	(2,420)	(917)	6,355
Trade, other payables and accrued liabilities	37,797	49,442	139,613	59,399
	56,595	41,372	(34,502)	250,180
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(7,706)	(49,007)	(40,136)	(58,155)
Changes in non-cash working capital having a cash effect	$48,889	$(7,635)	$(74,638)	$192,025

These changes relate to the following activities:
Operating	$38,755	$(15,286)	$(67,135)	$120,613
Financing	1,599	—	1,599	—
Investing	8,534	7,651	(9,103)	71,412
Changes in non-cash working capital	$48,888	$(7,635)	$(74,639)	$192,025

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Sep 30 2021	Dec 31 2020
Maturities	2021-2032	2021-2032
Notional quantity [1]	321,850	306,820
Notional quantity per day [1]	50 - 150	50 - 90
Notional amount	$1,047,490	$1,005,550
Net fair value	$15,755	$(177,426)
1    In thousands of Metric Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Sep 30 2021	Dec 31 2020
Other current assets	$28,578	$410
Other non-current assets	48,401	2,961
Other current liabilities	(216)	(14,758)
Other long-term liabilities	(61,008)	(166,039)
Net fair value	$15,755	$(177,426)

For the three and nine months ended September 30, 2021, the Company reclassified a $3.6 million gain and a $0.3 million loss of natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity for all periods presented for comparative purposes. Amounts of $5.5 million and $17.3 million for the three and nine months ended September 30, 2020 were previously included in comprehensive income in our condensed quarterly financial statements issued in 2020.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at September 30, 2021, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 16.4 million euros (December 31, 2020 - 12.2 million euros). The euro contracts had a positive fair value of $0.4 million included in other current assets (December 31, 2020 - negative fair value of $0.6 million included in other current liabilities).

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows (inflows) by term to maturity - undiscounted
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(28,375)	(4,458)	15,657	9,740	$(7,436)
Euro forward exchange contracts	(434)	—	—	—	$(434)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2021
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,180,333	$2,360,080

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Egypt insurance recovery:

The Company experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the nine months ended September 30, 2020.

METHANEX CORPORATION 2021 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

Methanex Corporation
Quarterly History (unaudited)

	2021	Q3	Q2	Q1	2020	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	4,535	1,435	1,582	1,518	6,704	1,480	1,531	1,717	1,976
Purchased methanol	2,940	1,023	903	1,014	2,994	1,192	836	418	548
Commission sales [1]	905	299	345	261	1,042	196	311	271	264
	8,380	2,757	2,830	2,793	10,740	2,868	2,678	2,406	2,788
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	943	268	306	369	1,672	439	340	450	443
USA (Geismar)	1,384	478	484	422	2,040	556	513	441	530
Trinidad (Methanex interest)	865	296	294	275	998	161	167	241	429
Egypt (50% interest)	437	155	134	148	578	145	153	147	133
Canada (Medicine Hat)	479	159	159	161	490	111	81	145	153
Chile	473	124	128	221	836	195	118	204	319
	4,581	1,480	1,505	1,596	6,614	1,607	1,372	1,628	2,007
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	376	390	376	363	247	282	217	211	267
($/gallon)	1.13	1.17	1.13	1.09	0.74	0.85	0.65	0.63	0.80

ADJUSTED EBITDA	768	264	262	242	346	136	40	32	138

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	3.70	0.93	1.40	1.37	(2.06)	(0.35)	(1.15)	(0.85)	0.30
Diluted net income (loss)	3.62	0.93	1.31	1.19	(2.06)	(0.35)	(1.15)	(0.85)	0.21
Adjusted net income (loss)	3.60	1.29	1.24	1.07	(1.62)	0.15	(1.03)	(0.84)	0.10

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2021 THIRD QUARTER
QUARTERLY HISTORY (UNAUDITED)                                             PAGE 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 27, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary